
October 25, 2018

Carl C. Icahn
Chairman
Icahn Enterprises L.P.
767 Fifth Avenue, 47ᵗʰ Floor
New York, New York 10153

> **Re:** **Dell Technologies Inc.**
> **PREC14A preliminary proxy statement filing made on Schedule 14A**
> **Filed on October 16, 2018 by Barberry et al.**
> **File No. 001-37867**
>
> **Dell Technologies Inc.**
> **DFAN14A definitive soliciting material under Rule 14a-12**
> **Filed on October 15, 2018 by Barberry et al.**
> **File No. 001-37867**

Dear Mr. Icahn,

We have reviewed the above-captioned filings, and have the following comments. Some of our comments may ask for additional information so we may better understand the disclosure.

Please respond by amending the filings and/or by providing the requested information. After reviewing any amendments and/or any information provided in response to these comments, we may have additional comments. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is required, please tell us why in a written response.

<u>Definitive Soliciting Material filed under Rule 14a-12 on October 15, 2018 | Exhibit 2</u>

1. Please refer to the assertion that reads, "[m]ake no mistake, if the current 'opportunistic' deal succeeds, 100% of the discount, approximately $11 billion, will be an economic windfall mostly attributable to Michael Dell and his Silver Lake partners." In addition, please refer to the question that reads, "[h]ow else can one explain an agreement that so obviously transfers $11 billion in value to the controlling stockholders at the expense of the minority stockholders?" In the definitive proxy statement to be filed, please briefly disclose the mathematical foundation presumably supporting the participants' assertion that stockholders other than Michael Dell and Silver Lake will be deprived of $11 billion in value.

2. In the definitive proxy statement to be filed, please include a clarifying statement that indicates, if true, that the referenced purported value transfer will not result in a direct deposit into the private accounts of Michael Dell and Silver Lake. Alternatively, to the extent the participants believe that the purported value will be so transferred, please reconcile such belief with the fact that Dell Technologies Inc. ─ as distinguished from Michael Dell and Silver Lake ─ is seeking shareholder approval of a merger agreement authorizing the merger of Teton Merger Sub Inc. into Dell Technologies Inc. pursuant to a regulated solicitation.

3. In the definitive proxy statement to be filed, please briefly disclose in slightly greater detail the analytical steps that support the participants' belief that the "Dell Tracker…is worth on pure mathematical basis approximately $144 per share." While we recognize that footnote number one has been offered in an apparent attempt to provide a general factual basis for the statement, the Division's expectations remain that disclosure must be provided that facilitates shareholders' understanding of the mathematical foundation of, and the limitations on, the projected realizable value. Absent such disclosure, competing parties in these types of contested solicitations may not engage in meaningful debate of the merits of such valuations for a number of reasons, not the least of which are perceptions of serious liability risk for attempting to forecast an alternative valuation. Refer to Note b. of Rule 14a-9 and Exchange Act Release No. 16833 (May 23, 1980).

PREC14A filed on October 16, 2018

4. In a CNBC interview with Mr. Icahn that aired on October 15, 2018, and remains available on the CNBC website, Mr. Icahn represented that "Dell has continually manipulated the corporate machinery to depress the value of the tracking stock[ ]…." In the proxy statement to be filed, please include a clarifying statement that indicates the factual support for the claim, or alternatively removes the implication, that Michael Dell intentionally took action to manipulate the value of the tracking stock. In addition, please reconcile how the Dell tracking stock could be worth $144 if in fact it existing value has been artificially suppressed but nevertheless reflects a value ascribed by a market. If possible, describe the circumstances under which the alleged artificial depression of the value could be reversed.

5. In the same CNBC interview, Mr. Icahn expresses the view that upon receipt of information relating to his "220 request" under Delaware General Corporate Law, evidence will surface which will demonstrate that "Dell" has engaged in "manipulation" and "coercion." In the definitive proxy statement to be filed, please either disclose the factual foundation supporting this expectation or a clarifying statement that also explains in part whether or not the participants are pursuing any breach of fiduciary claims in light of the quoted assertions.

We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Carl C. Icahn
Icahn Enterprises L.P.
October 25, 2018
Page 3

You may contact me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Andrew Langham, Esq.
       Icahn Enterprises L.P.